UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of Registrant:	Inspired Entertainment, Inc.

Address of principal executive office: City, State and ZIP Code:	50 West 57th Street, Suite 415 New York, NY 10107

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

Inspired Entertainment, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2023 (“Q2 Form 10-Q”) within the prescribed time period without unreasonable effort or expense. The Company is continuing to review the accounting for certain of its software development projects in terms of timing of when projects move from Work in Progress to Complete, at which point amortization commences. Any difference to when projects have been historically amortized would affect the Company’s total assets and net income. Depending upon the result of its review, the Company may potentially be required to restate or revise its prior financial reporting. Despite working diligently to timely file its Q2 Form 10-Q, the Company will be unable to complete all work necessary to timely file such report, including its consideration of the possible effect of such matter on its evaluation of the Company’s internal control over financial reporting and disclosure controls and procedures. The Company expects to file its Q2 Form 10-Q with the Securities and Exchange Commission as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Carys Damon	+44(0)7969 537377
Name	Telephone Number

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Inspired Entertainment, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 10, 2023	/s/ Carys Damon
Carys Damon
General Counsel